Morningside PlayCare

ANNUAL REPORT

April 2021



[THIS PAGE INTENTIONALLY LEFT BLANK]

Morningside PlayCare, Inc.

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Morningside PlayCare, Inc. a NY Corporation ("**Morningside PlayCare**" or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities were offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

nextseed

INTENDED FOR REVIEW BY INVESTORS ONLY. DO NOT COPY OR DISTRIBUTE.

[THIS SECTION INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

_____

I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Morningside PlayCare, Inc.
Legal Status of Issuer	Corporation
Jurisdiction of Organization	NY
Date of Incorporation	04-15-2015
Physical Address of Issuer	501 W 123rd St, #18D, New York, NY 10027
Number of Employees	2

SUMMARY OF ISSUER'S BUSINESS PLAN

Morningside PlayCare cultivates the language genius, open mindedness, and wonder-filled hearts of young children. We do this by providing nurturing care, as we immerse children in the Mandarin and Spanish languages through play, authentic creative activities, Yoga and exploration of Nature. In 2015 Mom/Educator, Dr. Gail Foster, approached leaders in the field of early childhood education and linguistics with a vision: Let's establish a model nursery school specifically designed to tap the emerging neuroscience on the linguistic genius of the young brain. With support from scholars and practitioners, Dr. Foster recruited Columbia affiliated families with toddlers to collaborate in the start-up of an early childhood program that would give their children the gift of multilingualism. This team helped open the first home of the Morningside PlayCare on the 18th floor of a residential building in beautiful Morningside Gardens.

Our mission is to help create a generation of young Americans distinguished to serve as bridge builders, peacemakers, and citizen diplomats. We envision young adults who are globally and academically competent, multilingual, fluent in Chinese and Latino culture, living in loving connection with nature, confident in their ability to build and create, and aspiring to a planet where all have the opportunity to realize their potential.

Morningside PlayCare (MPC) is located in the lovely Morningside Gardens, a residential co-op community in Morningside Heights, New York City.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

Morningside PlayCare was formed in 2015 and has been in operation for the past 5 years.

Morningside PlayCare is seeking to crowdfund an amount between the minimum of $10,000 and maximum of $20,000 through the Offering to help them get through the COVID-19 pandemic. Please also see Section V – "Financial Statements" and Appendix A for more information.

EXISTING SECURITIES AS OF END OF 2020

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Equity Shares	100%	100%	All	N/A

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 2020	Section 4(a)(6)	NextSeed Notes	$20,000	Working Capital

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2020

None other than the NextSeed Notes.

III. KEY PERSONS

Name	Bio
Gail Foster, CEO *2015 - Present*	Dr. Gail Foster has a 20 year history as an educational entrepreneur developing frontier programs in her field. A graduate of Columbia University's Teachers College, her experience includes consulting and leadership service to school start-up entrepreneurs, service as a high school administrator, and contributing to the field as a published research scholar. In addition, she has served as a nonprofit administrator, organizational consultant, teacher trainer, and classroom teacher Pre-K to Higher Ed. Dr. Foster has served on many distinguished boards, including the national Council on American Private Education and various private and charter school boards. As a research scholar at the RAND Corporation, the Institute for Independent Education, the NYC Department of Education, CUNY, and the Toussaint Institute, she has published on the power of inquiry-based learning, inner city private schools, private school start-ups, small public schools, African American boys with special education labels, and community-based and women led educational enterprises, called historically black independent schools. She is the winner of numerous civic awards and a gubernatorial citation, as well as an invitation to the White House for developing programs that are responsive to parents, place children at the center, and serve as leading edge models for education practitioners and policymakers. She is a mom with a passion for transforming American education, and views her current work as yet another opportunity to serve and contribute. In her past incarnation, Dr. Foster founded the Association of Historically Black Independent Schools.

IV.RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑ *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

❑ *Reputational Risks*

Adverse publicity concerning the early childhood education industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for the early childhood education industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The early childhood education industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences. The early childhood education industry in the New York City, New York area is highly competitive in terms of type and quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the early childhood education industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes, are known to occur sporadically in New York City, New York, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the center, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the early childhood education industry. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or clients. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the center may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location. Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❑ *Legal Risks*

Businesses in our industry can be adversely affected by litigation and complaints from clients or government authorities resulting from health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging clients from attending Morningside PlayCare. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Morningside PlayCare. Environmental conditions relating to releases of hazardous substances at Morningside PlayCare could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems for management of payments, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Morningside PlayCare. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus. Compliance with additional regulations can become costly and affect operating results.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Morningside PlayCare nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Morningside PlayCare and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

In addition, in the event that Morningside PlayCare obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Morningside PlayCare's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Morningside PlayCare, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Morningside PlayCare. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Morningside PlayCare's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Morningside PlayCare for profits derived from such other such activities.

V.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: https://morningsideplaycare.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

REVIEWED FINANCIAL STATEMENTS

Morningside PlayCare, Inc.
Financial Statements
For the years ended August 31, 2020 and 2019
(Unaudited)

Morningside PlayCare, Inc.
Index to the Financial Statements
(Unaudited)

Fei Qi, CPA
4040 75th ST
Elmhurst, NY 11373
540.558.8339 fei.qi@feiqicpa.com
www.feiqicpa.com

Independent Accountant Review Report

To Managing Member
Morningside PlayCare, Inc.
New York, NY

We have reviewed the accompanying consolidated financial statements of Morningside PlayCare, Inc., which comprise the balance sheets as of August 31, 2020 and 2019, the related statements of operations, changes in shareholder's equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

March 9th, 2021

1

Morningside PlayCare, Inc.
Balance Sheets
August 31, 2020 and 2019
(Unaudited)

	August 31, 2020		August 31, 2019	
ASSETS				
Current Assets				
Cash	$	31,738	$	19,427
Accounts Receivable		21,108		9,318
Total Current Assets		52,846		28,745
TOTAL ASSETS	$	52,846	$	28,745
LIABILITIES				
Current Liabilities				
Accounts Payable	$	16,000	$	-
Other Current Liabilities		17,454		55,072
Total Current Liabilities		33,454		55,072
Long-Term Liabilities				
PPP Loan		16,100		-
Small Business Loan		15,500		-
Related Party Loans		24,829		35,014
Other Long-Term Liabilities		10,000		3,334
Total Long-Term Liabilities		66,429		38,348
TOTAL LIABILITIES		99,884		93,420
EQUITY				
Common Stock (200 shares authorized; 100 issued; $1 par value)		100		100
Additional Paid-in Capital		3,024		3,024
Retained Earnings		(50,161)		(67,797)
TOTAL EQUITY		(47,037)		(64,674)
TOTAL LIABILITIES AND EQUITY	$	52,846	$	28,745

Morningside PlayCare, Inc.
Statements of Operations
For the years ended August 31, 2020 and 2019
(Unaudited)

	2020	2019
INCOME		
Tuition Net	$ 237,161	$ 160,260
Non tuition income	6,717	9,670
SBA Grant	4,000	-
Total Income	247,878	169,930
EXPENSES		
Salaries and fringes	74,248	59,689
General/Admin expenses	152,531	136,226
Project Reunite & Empower expenses	2,462	9,338
Income taxes	1,000	0
Total Expenses	230,241	205,253
NET INCOME (LOSS)	$ 17,636	$ (33,321)

3

Morningside PlayCare, Inc.
Statements of Stockholder's Deficit
For the years ended August 31, 2020 and 2019

(Unaudited)

	Issued Common Stocks		Additional		Retained Earning		Total
	Number	Amount	Paid-In Capital		Owner Equity		
BALANCE, SEPTEMBER 1, 2018	100	$ 100	$	3,024	$	(34,476)	$ (31,535)
CONTRIBUTION							
NET INCOME (LOSS)						(33,321)	(33,321)
BALANCE, AUGUST 31, 2019	100	100		3,024		(67,797)	(64,674))
CONTRIBUTION							
NET INCOME (LOSS)						17,636	17,636
BALANCE, AUGUST 31, 2020	100	$ 100	$	3,024	$	(50,161)	$ (47,037)

4

Morningside PlayCare, Inc.
Statements of Cashflows
For the years ended August 31, 2020 and 2019
(Unaudited)

	2020	2019
OPERATING ACTIVITIES		
Net Income	$ 17,636	$ (33,321)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(11,789)	895
Accounts Payable (A/P)	16,000	-
Deferred Taxes	950	-
Employee Deductions	159	-
Other Current Liabilities	1,676	(944)
Prepaid Tuition	(40,404)	56,696
Net cash provided by operating activities	(15,771)	23,324
FINANCING ACTIVITIES		
Long Term Liabilities		
Covid PPP Loan	16,100	-
Covid Small Business Loan	15,500	-
Credit Card startup charges	(350)	(3,697)
T Foster startup loan	-	200
Todd Ruffins loan	-	(600)
Gail Foster startup loan	(9,835)	(5,287)
Kiva loan	6,666	(3,333)
Net cash provided by financing activities	28,081	(12,718)
NET CASH INCREASE FOR PERIOD	12,310	10,606
CASH AT BEGINNING OF PERIOD	19,427	8,821
CASH AT END OF PERIOD	$ 31,738	$ 19,427

5

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Morningside PlayCare, Inc. ("The Company") was incorporated on April 15, 2015 in New York State. The Company is a childcare and language school. Their program immerses the children in Mandarin and Spanish languages while providing nurturing, play-based care.

NOTE 2:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of New York.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 3: **DEBT:**

Loans:

Prior to 2020, the Company received several loans. Those loans carry interest rates ranging from 0% to 7.5% and do not include repayment terms.

In 2020, the Company received a loan from Kiva and two loans from the United States Small Business Administration (SBA). One SBA loan was part of the Economic Injury Disaster Loans (EIDL) program and the other was under the Payroll Protection Program (PPP). The PPP loan is forgivable if the Company meets the government's requirements for forgiveness. The following table summarizes the loans with fixed repayment terms.

Lender	Loan Amount ($)	Terms
SBA - EIDL	15,500	30 yrs. at 3.75%, 1st payment July, 2021
SBA - PPP	16,100	2 yrs. at 1.00%, 1st payment Oct, 2020*
Kiva	10,000	3 yrs at 0.00%, 1st payment Jan, 2020

*The SBA has not requested payment and the terms of this loan are expected to be updated.

NOTE 4: **EQUITY:**

Under the Company's original articles on incorporation in effect, the Company authorized 200 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $1.00 per share.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of August 31, 2020, 100 common stocks were issued to the founder of the Company, Gail Foster.

NOTE 5: **FAIR VALUE MEASUREMENT:**

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

7

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 6: **CONCENTRATION OF CREDIT RISK:**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 7: **COMMITMENTS AND CONTINGENCIES:**

The Company is not involved in any legal matters, nor it has any pending litigations against it. The Company has entered into a lease date January 1, 2016. This lease is a ten-year term lease with an automatic renewal, indefinitely, for successive one-month periods, unless modified by the parties. As an inducement with the execution of this lease the Company has paid a security deposit of $1,000.

In July 2020, the company has entered into a community bridge note agreement with Next Seed Securities. It is a type of revenue sharing note. The note is up to $20,000 with an investment multiple of 1.3X and a 3% revenue sharing percentage. The note has a 48-month maturity date and no payments due until February 2021.

NOTE 6: **RELATED PARTY TRANSACTIONS:**

As of August 31st, 2020, the Company owes its founder, Gail Foster, the founder's brother Toussaint Foster, and a board member, Todd Ruffins, $11,709, $12,720, and $400 respectively at no maturity date and with no interest.

NOTE 8: **SUBSEQUENT EVENTS:**

Morningside PlayCare

